Exhibit 99.1

ABN 82 010 975 612 Level 18 101 Collins Street, Melbourne Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Lodgement of Directors’ Interest Notices

Melbourne, Australia, 5 May 2016. TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: TDL, OTC: PGLA) hereby lodges the following announcements:

●	Appendix 3Y: Change of Director’s Interest Notice on behalf of Dr Stanley Chang (Shi-Chung Chang)
●	Appendix 3Y: Change of Director’s Interest Notice on behalf of Emily Lee

Having regard to ASX Listing Rules 3.19A and 3.19B and Guidance Note 22: “Director Disclosure of Interests and Transactions in Securities – Obligations of Listed Entities”, the Company makes the following submissions in relation to the late lodgement of the Appendices 3Y:

1.	Explanation for late lodgement of Appendices 3Y

The Appendices 3Y were not lodged within 5 business days after the date of the change of the director’s interests – on 11 January 2016 for Dr Stanley Chang and 13 March 2016 for Emily Lee (i.e. by 18 January 2016 and 18 March 2016 respectively) due to inadequate internal communication and an inadvertent oversight.

The Company confirms that it is aware of and understands its obligations under the Corporations Act 2001 (Cth) and ASX Listing Rules, in particular the obligations under Listing Rules 3.19A and 3.19B.

2.	Arrangements in place between the Company and its Directors to ensure that it is able to meet its minimum disclosure obligations under Listing Rule 3.19A

The Company considers that it has the necessary education, reporting and notification policies in place to ensure compliance with the disclosure obligations under Listing Rule 3.19A. The Company ensures that Directors are aware of their obligations to inform the Company Secretary of any changes in their relevant interests during their tenure, and to provide all information necessary for the Company to comply with its obligations under Listing Rule 3.19A.

3.	Additional steps being considered by the Company to ensure compliance with Listing Rule 3.19B

The Company considers its current arrangements are adequate for ensuring timely notification. However, given the late lodgement of these Appendices 3Y, the Company has reviewed those arrangements, and is making changes to its technical systems, reporting systems, and director induction program as required. The Company Secretary has reminded all Directors of their obligations under the Company’s Policy together with the requirements of the ASX Listing Rules. The Company will continue to review and update its policies as and when required.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	TBG DIAGNOSTICS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STANLEY CHANG (SHI-CHUNG CHANG)
Date of last notice	8 December 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	11 January 2016
No. of securities held prior to change	Nil
Class	Ordinary Fully Paid Shares
Number acquired	500,000
Number disposed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.21 per share
No. of securities held after change	500,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	NO
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	TBG DIAGNOSTICS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EMILY LEE
Date of last notice	8 December 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	(a) Direct Interest (b) Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mercer Capital Pty Ltd
Date of change	(a) No change (b) 13 March 2016
No. of securities held prior to change	(a) Ordinary Fully Paid Shares – 91,207 (b) Unlisted Options – 1,000,000
Class	(a) Ordinary Fully Paid Shares (b) Unlisted Options
Number acquired
Number disposed	(a) Ordinary Fully Paid Shares – Nil (b) Unlisted Options – 1,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Unlisted Options expired
No. of securities held after change	(a) Ordinary Fully Paid Shares – 91,207 (b) Unlisted Options – Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of options as announced to market on 15 March 2016

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	NO
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011